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Accountants' Consent

The Board of Directors
Xerox Corporation

We consent to incorporation by reference in the Registration Statements
(No. 2-86275 and No. 333-22037) on Form S-8 of Xerox Corporation of our report dated May 21, 1999, relating to the statements of net assets available for plan benefits of The Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C. as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the year then ended and related schedule, which report appears in the December 31, 1998 Annual Report on Form 11-K of The Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C.


Rochester, New York
June 29, 1999